VIA EDGAR AND OVERNIGHT COURIER

May 3, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Pamela A. Long

Re:	BioAmber Inc.
Form S-1 Registration Statement
File No. 333-177917

Dear Ms. Long

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join BioAmber Inc. in requesting that the effective date of the above-referenced registration statement be accelerated to Tuesday, May 7, 2013, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from April 12, 2013 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated April 12, 2013:

899 prospective underwriters;

862 institutional investors;

20 prospective dealers; and

198 to others.

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jeremy Hux
Authorized Officer

By:	SOCIÉTÉ GÉNÉRALE

By:	/s/ Christophe Alleman
Authorized Officer

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Authorized Officer

cc:	Jean-François Huc (BioAmber Inc.)
Jocelyn M. Arel, Esq. (Goodwin Procter LLP)
Michael Minahan, Esq. (Goodwin Procter LLP)
Ryan Bekkerus, Esq. (Simpson Thacher & Bartlett LLP)
Edgar Lewandowski, Esq. (Simpson Thacher & Bartlett LLP)

Signature Page to Acceleration Request Letter